UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

590 - 425 Carrall Street, Vancouver, British Columbia  V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date:  May 13, 2009

// “Simon Bodymore”

Simon Bodymore
CFO

PhotoChannel Networks Inc.

Unaudited Interim Consolidated Financial Statements
For the period ended March 31, 2009

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of PhotoChannel Networks Inc. (the “Company”) have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PhotoChannel Networks Inc.
Consolidated Balance Sheets
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	March 31, 2009	September 30, 2008

Assets

Current assets
Cash and cash equivalents	$3,038,539	$2,670,988
Accounts receivable (note 7)	4,419,964	4,019,286
Prepaid expenses and other current assets	574,284	430,616
	8,032,787	7,120,890

Property and equipment	7,101,314	6,786,650
Deferred expenses	—	52,882
Intangible assets	6,430,442	5,164,492
Goodwill	1,470,790	1,498,539
	$23,035,333	$20,623,453

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$7,810,936	$7,480,800
Purchase consideration payable (note 5)	1,830,458	—
Current portion of deferred revenue	547,914	658,045
Current portion of capital lease obligations	490,072	490,072
Loan payable	937,169	969,886
	11,616,549	9,598,803

Deferred revenue	163,536	363,108
Long-term portion of capital lease obligations	215,460	375,875
Contingent consideration (note 5)	430,437	—
Asset retirement obligations	21,610	22,009
	12,447,592	10,359,795

Shareholders’ Equity (note 8)

Share capital	$66,017,456	$65,614,347
Warrants	—	4,961,826
Contributed surplus	17,455,022	11,611,165
	83,472,478	82,187,338

Deficit	(71,301,628)	(70,767,148)

Accumulated other comprehensive loss	(1,583,109)	(1,156,532)

	(72,884,737)	(71,923,680)

	10,587,741	10,263,658
	$23,035,333	$20,623,453

Approved by the Board of Directors

“Cory Kent”	Director	“Peter Fitzgerald	Director

Nature of operations and going concern (note 1)

The accompanying notes are an integral part of these consolidated financial statements

PhotoChannel Networks Inc.
Consolidated Statements of Loss and Comprehensive Loss
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008

Revenue (note 10)	$5,015,041	$3,259,499	$12,191,374	$7,558,093

Expenses
Network delivery	1,641,783	1,644,677	4,013,577	3,467,794
Software development	1,843,612	1,823,038	3,654,568	3,317,074
General and administration	1,141,451	877,011	2,129,677	1,954,740
Sales and marketing	346,241	351,737	669,105	621,980
Amortization	1,521,834	1,098,961	2,920,862	1,888,618
	6,494,921	5,795,424	13,387,789	11,250,206

Net loss before the undernoted	(1,479,880)	(2,535,925)	(1,196,415)	(3,692,113)

Foreign exchange gain (loss)	58,032	(147,136)	772,318	(145,674)

Interest income	671	36,839	7,669	111,128

Interest expense – capital lease	(39,858)	—	(84,621)	—

Interest expense - other	(14,089)	(1,747)	(32,706)	(3,910)

Gain (loss) on disposal of property, plant & equipment	—	25,741	(725)	25,741
	4,756	(86,303)	661,935	(12,715)

Net loss	(1,475,124)	(2,622,228)	(534,480)	(3,704,828)

Other comprehensive loss:

Unrealized foreign exchange gain (loss) on translation of self sustaining foreign operations (note 8)	31,098	525,776	(426,577)	29,775
Comprehensive loss	$(1,444,026)	$(2,096,452)	$(961,057)	$(3,675,053)

Basic and fully diluted net loss per share	$(0.04)	$(0.08)	$(0.02)	$(0.11)

Weighted average number of common shares outstanding	33,647,765	33,347,087	33,578,203	33,340,411

The accompanying notes are an integral part of these consolidated financial statements

PhotoChannel Networks Inc.
Consolidated Statements of Deficit
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008

Balance, beginning of period	$(69,826,504)	$(63,132,722)	$(70,767,148)	$(62,050,122)

Net loss for the period	(1,475,124)	(2,622,228)	(534,480)	(3,704,828)

Balance, end of the period	$(71,301,628)	$(65,754,950)	$(71,301,628)	$(65,754,950)

The accompanying notes are an integral part of these consolidated financial statements

PhotoChannel Networks Inc.
Consolidated Statements of Cash Flows
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008

Cash flows from operating activities
Net loss for the period	$(1,475,124)	$(2,622,228)	$(534,480)	$(3,704,828)
Items not affecting cash
Amortization	1,521,834	1,098,961	2,920,862	1,888,618
Stock-based compensation expense	472,322	237,459	925,705	412,919
Unrealized foreign exchange loss (gain)	66,691	133,111	(497,769)	135,685
Gain on disposal of property, plant & equipment	—	(25,741)	725	(25,741)
Accretion expense	450	2,200	929	4,363
	586,173	(1,176,238)	2,815,972	(1,288,984)
Net change in non-cash working capital items:

Accounts receivable	1,423,030	1,507,841	(34,462)	822,379
Prepaid expenses and other current assets	(96,606)	136,513	(149,631)	48,453
Accounts payable and accrued liabilities	(1,383,835)	(2,519,917)	216,965	(2,357,204)
Changes in deferred expenses	58,166	16,839	52,883	33,677
Changes in deferred revenue	(191,291)	219,221	(391,294)	119,210
	395,637	(1,815,741)	2,510,433	(2,622,469)

Cash flows from investing activities
Purchase of property and equipment	(101,506)	(2,472,633)	(1,658,969)	(3,259,159)
Proceeds on disposal of property, plant & equipment	—	25,741	—	25,741
Payments made to acquire WorksMedia Limited, net of cash acquired	(106,056)	—	(106,056)	—
	(207,562)	(2,446,892)	(1,765,025)	(3,233,418)

Cash flows from financing activities
Proceeds on exercise of options and warrants	—	65,000	43,125	93,766
Issuance of common shares and warrants – net proceeds	(7,813)	—	(7,813)	—
Repayment of capital lease obligations	(82,660)	—	(160,415)	—
	(90,473)	65,000	(125,103)	93,766

Effect of changes in foreign exchange rates on cash and cash equivalents	(157,328)	137,232	(252,754)	(121,034)
(Decrease) increase in cash and cash equivalents during the period	(59,726)	(4,060,401)	367,551	(5,883,155)

Cash and cash equivalents - beginning of period	3,098,265	5,582,280	2,670,988	7,405,034
Cash and cash equivalents - end of period	$3,038,539	$1,521,879	$3,038,539	$1,521,879

The accompanying notes are an integral part of these consolidated financial statements

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

1.	Nature of operations and going concern

PhotoChannel Networks Inc. (the “Company”) offers the photofinishing retailer and its customers an online and in-store solution for producing prints and gifting products from their digital images. The Company’s online platform electronically connects the photofinishing retailer and its customers through the internet and provides digital image delivery, hosting, transaction processing and storage. The Company also provides the photofinishing retailer with kiosk software which allows consumers to offload digital images from their digital media and order prints and gifting products within the retailer’s locations. The kiosk software is also connected to the Company’s online platform permitting customers in-store to order gifting products from the kiosk, which are then transmitted from the kiosk to a remote fulfillment facility via the online platform.

At March 31, 2009 the Company had a working capital deficiency of $3,583,762 (September 30, 2008 - $2,477,913) and an accumulated deficit of $71,301,628 (September 30, 2008 - $70,767,148) and has suffered annual losses since inception. During the three month period ended March 31, 2009, the Company generated cash from operations of approximately $586,173 to fund operations and used $101,506 to acquire items of property and equipment.

While these financial statements have been prepared using Canadian accounting standards applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business as they become due, the conditions described above may cast significant doubt on the validity of this assumption.

Management has considered the Company’s current financial situation and major investments made during the previous number of years and has prepared a detailed plan which covers the period through the end of fiscal 2009 and beyond which includes measures to increase revenues, improve quality and contain costs. The Company's ability to continue as a going concern is dependent upon meeting its plans, which is dependent upon its ability to continue to generate revenues sufficient to recover its operating costs and capital requirements in an industry that is characterized by rapid technological change.  There is no assurance that the Company will be successful in achieving these objectives.

The accompanying financial statements do not include any adjustments, which may be material, to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of this uncertainty.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

2.	Summary of significant accounting policies

General

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, using the same accounting policies as outlined in Note 2 to the audited consolidated financial statements for the year ended September 30, 2008.  These unaudited interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2008.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated loss and comprehensive loss, and consolidated cash flows as at and for the three months ended March 31, 2009 and for all periods presented, have been made.  All amounts herein are expressed in Canadian dollars unless otherwise noted.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and each of its wholly-owned subsidiaries, PhotoChannel Capital Inc., PhotoChannel Management Inc., Pixology Limited, Pixology Software Limited, Pixology Incorporated and WorksMedia Limited. The results of WorksMedia Limited have been included since the date of acquisition, March 11, 2009.

All material intercompany balances and transactions are eliminated upon consolidation.

Reporting currency and foreign currency translation

These consolidated financial statements are reported in Canadian dollars. Foreign currency denominated revenues and expenses are translated using average rates of exchange during the period. Foreign currency denominated monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

The Company translates the assets and liabilities of self-sustaining foreign operations to Canadian dollars at the rate of exchange prevailing at the balance sheet dates and revenues and expenses of those operations are translated using the average rates of exchange during the period. Gains and losses resulting from these translation adjustments for the self-sustaining foreign operations are recorded in accumulated other comprehensive loss, a component of shareholders’ equity, until there is a realized reduction in the net investment in the foreign operation.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Changes in accounting policies

(a)	General Standards of Financial Statement Presentation

Effective October 1, 2008, the Company adopted the amendments included in the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 1400, General Standards of Financial Statement Presentation. The amendments to this section include additional requirements to assess and disclose an entity’s ability to continue as a going concern. Upon adoption of the amendments to this standard, the revised guidance was followed during the preparation of note 1 ‘Nature of operations and going concern’ to these financial statements.  The adoption of the revisions had no impact on the Company’s operating results or financial position.

(b)	Goodwill and Intangible Assets

On October 1, 2008, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets which replaced Handbook Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs.  This revision aligned Canadian GAAP with IFRS and established standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  To date, the adoption of this standard has had no impact on the Company’s consolidated financial statements.

(c)	Credit risk and the fair value of financial assets and liabilities

Effective January 1, 2009, the Company adopted EIC 173, “Credit risk and the fair value of financial assets and liabilities”.  This EIC considers whether an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities for presentation and disclosure purposes.  The adoption of this EIC has had no impact on the Company’s consolidated financial statements

3.	Recently issued accounting standards

CICA Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests

In January 2008, the CICA issued Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.  These sections replace the former CICA Handbook Section 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary.  These sections also provide the Canadian equivalent to IFRS 3, Business Combinations and IAS 27, Consolidated and Separate Financial Statements.

CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Management is currently in the process of determining the impact of these standards on the Company’s consolidated financial statements.

4.	Seasonality of operations

Demand for photofinishing products is highly seasonal, with a significant proportion of recurring revenues being generated during the Company’s first fiscal (fourth calendar) quarter, ended December 31.  The Company’s limited operating history, coupled with its rapid growth may have overshadowed seasonal or cyclical factors which might have influenced business to date.  Due to the seasonal nature of our business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

5.	Acquisition of WorksMedia Limited

On March 10, 2009, the Company completed it’s acquisition of WorksMedia Limited (“WorksMedia”), a private company incorporated in England and Wales and a provider of photo kiosk and desktop photography software.

In consideration for the shares of WorksMedia, the Company will pay the vendors the Sterling equivalent of $2.1 million based upon the exchange rate published by the Bank of England on February 25, 2009, in 13 equal monthly installments (the “Cash Payment”(s)), with the first installment of $161,538.46 having been paid on closing and issue 750,000 common shares of the Company.  All of these common shares issued as part of the acquisition have been placed in escrow and will be released in three (3) equal installments of 250,000 common shares on March 10, 2010, 2011 and 2012 pursuant to an escrow agreement among the Company, the vendors and the Company’s counsel (the “Escrow Agreement”).  The shares will be released to the previous shareholder’s of WorksMedia in direct proportion to their shareholding in that company immediately prior to the acquisition taking place, however, as part of the share purchase agreement entered into between the Company and the vendors, in order to receive their portion of the share consideration, three of the vendors (the “Principal Vendors”), who collectively controlled 71.40% of WorksMedia prior to acquisition, will be required to remain in the employment of the Company post-acquisition.  Should any of these vendors choose to terminate their employment with the Company prior to the release of the shares from escrow, they will immediately forfeit their right to their proportion of the shares and those shares will then be returned to the Company and cancelled.

Of the 750,000 common shares issued as part of the acquisition, 214,500 (28.6%) have been included as part of the purchase consideration while the remaining 535,500 (71.4%) which will only be released from escrow upon the continued employment of the Principal Vendors will be treated as compensation expense of those vendors and will be expensed to the statement of loss over the three year period ending March 10, 2012 at an approximate amount of $72,000 per quarter.

The 214,500 common shares issued were assigned a fair value of $1.40 per share using the average closing price of the Company’s common shares over a five day period both before and after February 25, 2009, the announcement date of the acquisition, and after taking into consideration the Escrow Agreement in place that restricts the issuance over a three year period and the liquidity risks associated with the number of shares issued.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

The 535,500 common shares issued which will be released from escrow subject to the continuing employment of the Principal Vendors have been valued using a Black-Scholes option-pricing model, using the following assumptions: Expected life of 1 to 3 years; interest rate of 1.27%; volatility of 65%; dividend yield of 0%; and exercise price of $nil.  Using these assumptions, the fair value of each share was calculated to be $1.63.

Share issuance costs of $7,813 have been recorded against the issuance of the 750,000 common shares.

If the Company fails to make a Cash Payment, the vendors will have the right to the return of the WorksMedia business, and will retain all Cash Payments made and PhotoChannel shares issued to the vendors in connection with the acquisition.  The Cash Payments are secured by a debenture over all of the assets of WorksMedia in favour of the vendors.  As additional security for the balance of the cash portion of the consideration, all of the shares of WorksMedia have been placed in escrow with the vendors’ solicitor pursuant to a business escrow agreement among the Company, the vendors and the vendor’s solicitor (the “Business Escrow Agreement”).  The shares of WorksMedia will remain in escrow with the vendor’s Solicitor until all of the Cash Payments have been made, at which point the WorksMedia shares will be released from escrow to the Company.  If there is a confirmed default in Cash Payment by the Company, the WorksMedia shares will be returned to the vendors, at the vendors’ election.  The vendors will be entitled to retain all Cash Payments made and shares issued to them before the WorksMedia shares are released to them under the Business Escrow Agreement.

In addition, as further consideration for the acquisition, the share purchase agreement provides for the issuance of up to an additional 900,000 common shares of the Company to the vendors over a period of three years from closing (the “Contingent Consideration”).  The amount of Contingent Consideration to be issued is based on specific pre-determined annual performance targets.  Any contingent consideration earned by the Principal Vendors in accordance with this share purchase agreement is subject to their continued employment with the Company post acquisition.

Transaction costs of $221,443 were incurred with respect to the acquisition and have been included as part of the purchase price.

The preliminary purchase price allocation summarizing the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

Cash and cash equivalents	$208,597
Other current assets	451,093
Property and equipment	44,048
Intangible assets – Customer contracts	944,000
Intangible assets – acquired software	1,964,000
Current liabilities	(649,965)
$2,961,773

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

As a result of a portion of the 750,000 shares issued upon acquisition being treated as compensation expense, as opposed to purchase consideration, the preliminary estimated fair value of the assets acquired and liabilities assumed at the date of acquisition resulted in an amount of negative goodwill being identified of $430,437.  As the terms of the share purchase agreement provide for additional contingent consideration to be issued to the vendors, subject to meeting pre-determined annual performance targets an amount equal to lesser of the maximum amount of possible contingent consideration and the calculated amount of negative goodwill has been recognized and recorded as a liability with the offsetting entry effectively eliminating the negative goodwill balance.  As the contingency is resolved, this liability will be eliminated.  Any resulting excess of the fair value of the contingent consideration issued over the amount initially recognized will be recorded as an additional cost of purchase and any shortfall in the fair value of the contingent consideration issued compared to the amount initially recognized as an extraordinary gain.

Intangible assets acquired will be amortized over a three year period, commencing March 2009.

The preliminary purchase price allocation is based on initial calculations by management of the fair value of assets and liabilities as of the date of acquisition.  The final purchase prices allocation is dependent on the finalization of valuations of certain intangible assets acquired.  Management expects to complete these valuations during the third quarter of fiscal 2009.

Any final adjustment may change the purchase price allocation, which could materially affect the residual value attributed to goodwill.  None of the goodwill arising on the acquisition of WorksMedia is deductible for tax purposes.

6.	Restructuring

In February 2009, following the announcement of it’s acquisition of WorksMedia, the Company announced its intention to undergo a restructuring of its United Kingdom operations and to relocate its Pixology operations from Guildford to the WorksMedia offices in Southampton.  In conjunction with this restructuring an immediate reduction in UK based headcount of approximately 30% was made, resulting in one-off severance payments of approximately $75,000.  These one-off payments have been recognised as expenses during the three months ended March 31, 2009 and are spread between Software Development, General and Administration and Network Delivery costs.

The Company’s UK based management team are currently compiling a full transition and relocation plan to relocate all remaining employees and equipment from the Guildford office to Southampton.  It is expected that additional costs will be incurred once the relocation takes place, however until the relocation plan is finalized, the extent of these costs and the timeline for the relocation is still unknown.  Expected costs to be incurred include moving costs, possible write-offs of previously capitalized office furniture and office remediation costs.  In addition, the Company is currently committed to an office lease in Guildford which has a further four years to run at an approximate cost of $14,000 per month.  The Company is in the process of exploring options regarding this building lease.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

7.	Accounts receivable

	As at March 31, 2009	As at September 30, 2008

Trade accounts receivable	$4,546,020	$4,080,966
Allowance for doubtful accounts	(145,000)	(145,000)
	4,401,020	3,935,966

Goods and services tax recoverable	291	65,306
Other	18,653	18,014
Total	$4,419,964	$4,019,286

Reconciliation of changes in allowance for doubtful accounts:

	As at March 31, 2009	As at September 30, 2008

Balance, beginning of period	$145,000	$—
Increase in allowance for doubtful accounts	—	145,000
Balance, end of period	$145,000	$145,000

8.	Share capital and stock options

a)	Consolidated statement of shareholders’ equity

	Capital stock		Other capital accounts
	Number of Common Shares	Amount	Contributed surplus	Warrants	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity

Balance - September 30, 2008	33,464,432	$65,614,347	$11,611,165	$4,961,826	$(70,767,148)	$(1,156,532)	$10,263,658
Issuance of shares on exercise of options	28,750	111,045	(67,920)	—	—	—	43,125
Stock-based compensation recorded in net profit	—	—	453,383	—	—	—	453,383
Earnings for the period	—	—	—	—	940,644	—	940,644
Other comprehensive loss	—	—	—	—	—	(457,675)	(457,675)

Balance March 31, 2009	33,493,182	$65,725,392	$11,996,628	$4,961,826	$(69,826,504)	$(1,614,207)	$11,243,135
Stock-based compensation recorded in net loss	—	—	472,322	—	—	—	472,322
Compensation expense in connection with acquisition of WorksMedia Limited	—	—	24,246	—	—	—	24,246
Issuance of shares on acquisition of WorksMedia Limited	214,500	292,064	—	—	—	—	292,064
Net loss for the period	—	—	—	—	(1,475,124)	—	(1,475,124)
Expiry of warrants	—	—	4,961,826	(4,961,826)	—	—	—
Other comprehensive loss	—	—	—	—	—	31,098	31,098

Balance March 31, 2009	33,707,682	$66,017,456	$17,455,022	$—	$(71,301,628)	$(1,583,109)	$10,587,741

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

b)	Options

The Company has a stock option plan (the “Plan”) which is described in note 11(e) to the most recent audited consolidated financial statements for the year ended September 30, 2008.  The Plan grants to directors, employees and consultants of the Company the option to purchase common shares of the Company.  The Plan allows for a maximum of 10% of the Company’s issued and outstanding common shares be reserved for issuance, less any previously granted and outstanding options. As at March 31, 2009, the Company has reserved 3,380,525 common shares with a weighted average exercise price of $2.40.  The exercise price of each option is determined by the market price of the Company’s stock on the date of the grant and an options’ maximum term is five years.  Options vest over eighteen (18) months.

During the three months ended March 31, 2009, 615,000 options (three months ended March 31, 2008 – 1,465,300) were granted to directors, officers and employees of the Company.  The weighted average fair value of each option issued was estimated at the grant date using the Black-Scholes option-pricing model using the following assumptions:

Number of options issued	200,000	415,000
Exercise price	$2.00	$1.48
Market price on date of grant	$1.65	$1.48
Expected option life	4 years	4 years
Risk-free interest rate	1.85%	1.85%
Dividend yield	0%	0%
Expected volatility	74%	74%
Estimated fair value of each option	$0.85	$0.83

During the three months ended March 31, 2009, 50,000 options previously issued to a consultant of the Company were re-priced, reducing the exercise price from $3.35 to $1.48. At the time of re-pricing these options, the incremental value of the modified options compared to the original options was calculated using the Black-Scholes option-pricing model, resulting in an incremental cost per option of $0.32.

c)	Shares held in escrow

In connection with the acquisition of WorksMedia Limited (note 5), 750,000 common shares of the Company were issued.  214,500 of these common shares have been included as part of the purchase consideration, while the remaining 535,500 common shares will only be released from escrow upon the continued employment of the Principle Vendors over a three year period.  These 535,500 common shares have been excluded from the number of common shares shown as outstanding and will only be recognized as they are released from escrow.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

d)	Warrants

During the year ended September 30, 2007, the Company issued 4,430,588 units pursuant to a brokered private placement for net proceeds of $16,025,308 and issued 426,559 warrants to agents in consideration for services received.  Each unit consisted of one common share and one common share purchase warrant.  Each common share purchase warrant entitled the holder to purchase one additional common share of the Company at a price of US$4.00 per share before expiry on March 30, 2009.  The net proceeds of $16,025,308 from this private placement were allocated $11,063,482 to common shares issued and $4,961,826 to the common share purchase warrants on a relative fair value basis.  The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; expected volatility of 72%; risk-free interest rate of 3.95%; and expected life of two years.  All of these warrants expired, unexercised, on March 31, 2009.

9.	Segment information

The Company has two operating segments that have similar economic characteristics which are aggregated into a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

The Company’s sales by geographical area are as follows:

	Three Months Ended		Six Months Ended
Description	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008

Canada	$794,872	$915,016	$2,117,031	$2,051,292
United States	2,682,463	569,938	6,500,267	1,143,958
United Kingdom	1,437,710	1,769,001	3,411,178	4,357,299
Other	99,996	5,544	162,898	5,544
Total	$5,015,041	$3,259,499	$12,191,374	$7,558,093

Revenue is attributed to the geographic location of the Company’s customer.  As at March 31, 2009 and September 30, 2008, the Company’s assets by geographical location are as follows:

	Canada	United Kingdom	Total
March 31, 2009
Property and equipment	$6,891,627	$209,687	$7,101,314
Goodwill and intangible assets	$3,209,867	$4,691,365	$7,901,232

September 30, 2008
Property and equipment	$6,484,044	$302,606	$6,786,650
Goodwill and intangible assets	$4,083,209	$2,579,822	$6,663,031

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Major customers representing 10% or more of the Company’s sales for the period are as follows:

	Three Months Ended		Six Months Ended
Description	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008

Customer A	$1,134,379	$920,158	$3,127,703	$2,363,800
Customer B	$574,497	$332,471	$1,392,521	$786,121
Customer C	$623,972	$802,312	$1,546,932	$1,781,385
Customer D	$1,829,453	$277,842	$4,401,023	$522,713

10.	Revenue

	Three Months Ended		Six Months Ended
Description	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008

Transaction fees	$3,525,704	$1,904,819	$9,301,545	$4,923,301
Installation fees	893,960	985,073	1,852,692	1,958,136
Membership fees	293,414	155,365	553,909	325,687
Professional fees	145,518	119,844	221,611	256,571
Archive fees	156,445	94,398	261,617	94,398
Total	$5,015,041	$3,259,499	$12,191,374	$7,558,093

11.	Related Party Transactions

Included in accounts receivable at March 31, 2009 is $18,653, comprising the principal amount and accrued interest outstanding on a loan granted to an Officer during the year ended September 30, 2008. This loan falls due for repayment within one year from the date of issue.  At September 30, 2008, an amount of $18,014 was due with respect to this loan.

During the three month period ended March 31, 2009, the Company incurred legal fees of $55,379 (period ended March 31, 2008 - $43,409) for services provided by a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at March 31, 2009 included $15,582 (September 30, 2008 $23,217) related to these services.

During the three month period ended March 31, 2009, the Company used the services of a professional design and marketing consultancy company incurring charges of $18,425 (period ending March 31, 2008 - $13,700) of which a director of the Company is Chairman and Chief Executive Officer.  Accounts payable and accrued liabilities at March 31, 2009 included $5,198 (September 30, 2008 - $9,844) related to these services.  The amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

During the year-ended September 30, 2008, the Company was provided with an unsecured loan from a Director and Officer totaling £500,000 ($943,450).  The loan, which is denominated in Sterling bears interest at a rate equal to the Bank of England base rate, plus 3.2% and falls due for repayment on May 15, 2009. At March 31, 2009, the total amount, including interest of this loan balance was $937,169.  During the three month period ended March 31, 2009, interest expense of $9,941 was recorded relating to this loan.  Subsequent to March 31, 2009, the terms of this loan were renegotiated.  In future periods, the outstanding loan will bear interest at a rate equal to the Bank of England base rate, plus 3.75% and falls due for repayment on May 31, 2010.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

12.	Commitments

At March 31, 2009, the Company did not have any commitment to purchase items of equipment (September 30, 2008 - $1,487,260).

13.	Reconciliation to accounting principles generally accepted in the United States of America

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“US GAAP”).

a)	Statements of loss and comprehensive loss

Net loss from operations, separately identifying revenue earned from the sale of tangible products and the sale of services, together with the respective costs associated with those sales is as follows:

	Three Months Ended		Six Months Ended
	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008

Revenue
Service revenue	$4,451,068	$2,250,946	$10,511,308	$4,819,665
Product revenue	563,973	1,008,553	1,680,066	2,738,428
	5,015,041	3,259,499	12,191,374	7,558,093

Expenses
Network delivery – service revenue	1,301,382	931,912	2,855,638	1,496,525
Network delivery – product revenue	340,401	712,765	1,157,939	1,971,269
Software development	1,843,612	1,823,038	3,654,568	3,317,074
General and administration	1,141,451	877,011	2,129,677	1,954,740
Sales and marketing	346,241	351,737	669,105	621,980
Amortization	1,521,834	1,098,961	2,920,862	1,888,618
	6,494,921	5,795,424	13,387,789	11,250,206

Net loss from operations	$(1,479,880)	$(2,535,925)	$(1,196,415)	$(3,692,113)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

The reconciliation between Canadian GAAP and US GAAP of the net profit (loss) for the period is as follows:

	Three Months Ended		Six Months Ended
	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008

Net loss for the period under Canadian GAAP	$(1,475,124)	$(2,622,228)	$(534,480)	$(3,704,828)
Change in fair value of embedded foreign currency derivatives relating to warrants	73,153	3,551,089	22,531	3,466,840
Net (loss) profit for the period under U.S. GAAP	(1,401,971)	928,861	(511,949)	(237,988)

Other comprehensive gain (loss):

Unrealized foreign exchange gain (loss) on translation of self-sustaining foreign operations	31,908	525,776	(426,577)	29,775
Comprehensive profit (loss) under U.S. GAAP	$(1,370,063)	$1,454,637	$(938,526)	$(208,213)
Basic and fully diluted profit (loss) per share under U.S. GAAP	$(0.04)	$0.03	$(0.02)	$(0.01)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

(b)	The reconciliation of the balance sheet between Canadian GAAP and U.S. GAAP is as follows:

	March 31, 2009		September 30, 2008
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Assets
Current assets	$8,032,787	$8,032,787	$7,120,890	$7,120,890
Intangible assets	6,430,442	6,430,442	5,164,492	5,164,492
Goodwill (note f)	1,470,790	7,981,853	1,498,539	8,009,602
Other long-term assets	7,101,314	7,101,314	6,839,532	6,839,532

Total assets	$23,035,333	$29,546,396	$20,623,453	$27,134,516

Liabilities & Shareholders’ Equity

Liabilities

Current liabilities	$11,616,549	$11,616,549	$9,598,804	$9,598,804
Warrants liability (note d)	—	—	—	22,531
Long-term liabilities	831,043	831,043	760,992	760,992

Shareholders’ Equity

Share capital	66,017,456	65,909,296	65,614,347	65,506,187
Warrants (note d)	—	—	4,961,826	—
Contributed surplus (note d)	17,455,022	14,851,197	11,611,165	13,969,166
Deficit (note d, f)	(71,301,628)	(62,078,580)	(70,767,148)	(61,566,631)
Accumulated other comprehensive loss	(1,583,109)	(1,583,109)	(1,156,533)	(1,156,533)

	$23,035,333	$29,546,396	$20,623,453	$27,134,516

(c)	Stock-based compensation

Effective October 1, 2004, the Company adopted Financial Accounting Standard (“FAS”) No. 123, Accounting for Stock-Based Compensation, as subsequently revised by FAS No. 123(R) (“FAS 123(R)”), Share-Based Payment, effective October 1, 2006. The adoption of FAS 123(R), effective October 1, 2006 under the modified prospective method, had no material impact on the Company’s financial position or results of operations. Under US GAAP, the Company recognizes the grant-date fair value of stock-based compensation awards granted to employees and directors over the requisite service period for all awards granted, modified, repurchased or cancelled after October 1, 2004 and the unvested portions of outstanding awards as at October 1, 2004. The Company also adopted CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments effective October 1, 2004 for awards granted on or after October 1, 2002.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

As a result of these new accounting standards in Canada and the United States, there are no material GAAP differences related to the Company’s stock-based compensation awards during the period ended March 31, 2009 and 2007.

At March 31, 2009, the total compensation cost related to non-vested awards not yet recognized was $1,337,310, (March 31, 2008 - $2,654,734) which will be recognized over the remaining vesting period of 9 months.

(d)	Warrants Liability

Under US GAAP, the Securities Exchange Commission (“SEC”) determined that it is not possible to treat as equity, warrants whose exercise price currency denomination is different from the functional currency of the entity. The SEC generally views such instruments as derivative liabilities. Therefore, the Company applied EITF 07-5 “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”, and allocated the fair value of warrants issued whose exercise price currency denomination is different than the Company’s functional currency as a liability, to be carried at fair value, with changes in fair value to be recorded in operations. The change in fair value of these warrants for the period ended March 31, 2009 was $73,153 (period ended March 31, 2008 - $3,551,089) and was recognised through the income statement.  Effective March 30, 2009, all warrants outstanding with an exercise price currency denomination different  to the Company’s functional currency expired, unexercised.

(e)	Cash flow statements

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided by International Accounting Standard (IAS) 7, and accordingly, the cash flow statements presented herein have not been reconciled to US GAAP under the accommodation provided by the SEC.

(f)	Redemption of Limited Partnership units

During the year ended September 30, 2004, the Company redeemed limited partnership units and recorded the cost as a charge to deficit for Canadian GAAP purposes. Under US GAAP, the Company applied SFAS No. 141, “Business Combinations”, and allocated the cost of issuing the common shares and share purchase warrants to goodwill, after first considering any allocation to tangible and intangible assets acquired. This resulted in an increase of $6,511,063 in goodwill and shareholders’ equity. The Company applies SFAS No. 142, “Goodwill and Other Intangible Assets”, in determining if there is any impairment in value. As at March 31, 2009, no impairment in value has been recorded to date.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

(g)	Income taxes

The Company follows the liability method with respect to accounting for income taxes. Deferred tax assets and liabilities are determined based on temporary differences between the carrying amounts and the tax basis of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates that will be in effect when these differences are expected to reverse. Deferred income tax assets are reduced by a valuation allowance, if based on the weight of available evidence; it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We file income tax returns in the U.S., Canada and the United Kingdom. We are subject to income tax examination by tax authorities in all jurisdictions from our inception to date. Our policy is to recognize interest expense and penalties related to income tax matters as tax expense. At March 31, 2009, we do not have any significant accruals for interest related to unrecognized tax benefits or tax penalties. Based on the Company’s evaluation, there are no significant uncertain tax positions requiring recognition or measurement in accordance with FIN 48.

(h)	Recent U.S. announcements

FASB 157 – Fair Value Measurements

In September 2006, FASB released FAS 157, “Fair Value Measurements” (“FAS 157”). FAS 157 is effective for fiscal years beginning after November 15, 2007, which is the year ending September 30, 2009 for the Company. FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. In November 2007, FASB agreed to a one-year deferral associated with the effective date for nonfinancial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis. The Company is currently assessing the deferred portion of the pronouncement. As of October 1, 2008, the Company has adopted FAS 157 for the fair value measurement of recurring items.

FASB 141(R) – Business Combinations

In December 2007, the FASB issued FAS No. 141(R), Business Combinations ("FAS 141(R)”). FAS 141(R) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. FAS 141(R) also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for the Company beginning October 1, 2009. This standard will only be applicable to acquisitions after October 1, 2009.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

FASB 160 – Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB issued FAS No. 160, Non-controlling Interests in Consolidated Financial Statements.  FAS 160 requires ownership interests in subsidiaries held by other parties to be classified as equity in the consolidated financial statements and changes in ownership interests in a subsidiary to be accounted for as equity transactions. Deconsolidation of a subsidiary is to be accounted for at fair value.  FAS 160 is applicable for fiscal years beginning on or after December 15, 2008 on a prospective basis, except for the presentation and disclosure requirements which are to be applied to all periods presented.  The Company does not currently have any partially owned subsidiaries and does not expect, based on its current structure, the adoption to have any significant impact.

FASB 162 – The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP). The guidance in FAS 162 replaces that prescribed in Statement on Auditing Standards (SAS) No. 69, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles and becomes effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.  The Company does not expect the adoption of FAS No. 162 to have a significant impact on its consolidated financial position and results of operations.

FASB Staff Position 142-3, Determination of the Useful Life of Intangible Assets

This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), Business Combinations, and other U.S. generally accepted accounting principles (GAAP).

This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited.  The guidance for determining the useful life of a recognized intangible asset in paragraphs 7–11 of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements in paragraphs 13–15 shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date.

PhotoChannel Networks Inc (TSX-V: PN / OTCBB: PNWIF)

Management’s Discussion & Analysis

For the Period Ended March 31, 2009

May 13th, 2009

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 1

Notices:

The following Management Discussion and Analysis (“MD&A”) is a review of the operating results, financial condition and business risks of PhotoChannel Networks Inc. (“PhotoChannel”, the “Company”, “we” or “our”) and is designed to help the reader understand the results of operations and financial condition of the Company for the period ending March 31st, 2009.  The MD&A is prepared in accordance with National Instrument 51-102F1, and should be read in conjunction with the Company’s (i) fiscal 2008 consolidated financial statements for the year ended September 30th, 2008, and accompanying notes and (ii) interim consolidated financial statements for the six months ended March 31, 2009, and accompanying notes.  These documents, along with additional information about the Company, including the Annual Report, are available at www.pnimedia.com and www.sedar.com.

The financial information reported herein has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and is presented in Canadian dollars, unless otherwise noted.

This discussion and analysis may contain forward-looking statements. Statements which are not historical facts reflect our views at May 13, 2009 with respect to future events and are subject to certain risks, uncertainties and assumptions. These risks and assumptions include, but are not limited to, changes in the market for our services, changes in the economy, increasing competition in our market, the risk of loss of current customers, risks related to changes in technology, employee retention, inability to deliver on contracts, failure of customers to adequately market the online photo-finishing services they provide, foreign exchange, and risks with respect to our financial capacity. Our actual results could differ materially from those expressed or implied by such forward-looking statements.

Second Quarter, Fiscal Year 2009 Business Highlights

Second Quarter Financial Highlights

•	Total revenues for the quarter of $5,015,041 compared to $3,259,499 for the second quarter of 2008.

•	Transactional revenue of $3,525,704, representing an 85% increase year on year.

•	Transaction fees representing 70% of total revenue during the quarter vs. 58% during the second quarter of fiscal 2008.

•	GAAP net loss for the quarter of $1,475,124 compared to $2,622,228 for the same period of fiscal 2008.

•
Non-GAAP net profit for the quarter (defined as net loss less amortization and share-based compensation expense) of $543,278, compared to a non-GAAP net loss of $1,285,808 in the second quarter of 2008.

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 2

•	Announced on February 25, 2009 the reduction of approximately 30% of the Company’s UK based staff, resulting in one-off severance costs of $75,000 and projected annual savings of $480,000.

Operational Highlights and Subsequent Events

•	2.8 million orders handled during the quarter, compared to 1.1 million in the second quarter of 2008.

•	Average daily order volume handled during the quarter of approximately 31,000 orders, a 156% increase year on year.

•	Announced on February 18, 2009, the launch of the PNI Open Access Project, allowing non-PNI customers to take advantage of and utilize the power of the PNI Digital Media Platform

•	Announced on March 11, 2009 the closing of the acquisition of WorksMedia Limited.

•
Announced on March 11, 2009 the signing of a license agreement with Psi Digital Solutions, granting them the exclusive right to further develop, market and sub-license the IRISS red-eye removal technology.

•	Announced on April 30, 2009 that the Company has been selected by Fred Meyer and King Soopers to deliver their next generation online photo site and kiosk.

•
On March 25, 2009, shareholders elected Peter Fitzgerald, Peter Scarth, Scott Brownstein, Thomas Nielsen, Kyle Hall, Aaron Rallo and Cory Kent to the Board of Directors.  Former CFO Robert Chisholm also joined the Board on April 28th, 2009.

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 3

Business Overview:

The Company operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer ordered digital content, whether from in-store kiosks, online sites or desktop software, with retailers that have on-demand manufacturing capabilities for the production of merchandise such as photos and business documents. The Company successfully generate and route millions of transactions each year for retailers and their thousands of locations worldwide.

The Company’s customers include some of the biggest retailers on a worldwide basis, including Wal-Mart Canada, Costco, SAM’s Club, CVS Pharmacy, Tesco, Kodak and Fujifilm among others.

The Company’s core value proposition is to provide an effective and dynamic technology platform to allow its customers to transact and transport photo and digital media orders from the consumer, whether via a website over the internet or from an in-store kiosk, to the retailers’ production facilities. The technology that delivers this end to end service is generically known as the PNI Digital Media Platform.  The Company records revenue in multiple ways, including recording transaction fees for all such orders that pass through the PNI Digital Media Platform.

The Company’s goal is to provide leading retailers who have digital manufacturing facilities with the ability to produce merchandise on-demand from digital orders received via the internet or kiosk, including being able to support and enable one-hour photo operations.

The Company has invested in, and is building a future towards, enabling e-commerce for all types of digital content for  the retailers’ ‘Media Center’; a potential one stop shop for all digital media needs, whether photo printing, personalized photo products and gifts, business printing, music, video and movies, games and more.  The PNI Digital Media Platform can enable this type of harmonized ecommerce activity, by enabling the routing of content to the manufacturing location(s) equipped to produce the end product.

Growth Strategy:

Our strategy for growth is to:

•	Continue to contract or partner with leading retailers and web portals in the photofinishing and photo gifting industry;
•	Maintain service and product excellence for strong customer retention and development;
•	Maintain a close relationship with our customers by providing marketing solutions that encourage both new user adoption and accelerate existing user frequency;
•	Leverage off existing partnerships and work with distributors to expand internationally, including further deployments in Europe and Asia-Pacific;
•	Innovate to deliver new product lines to our customers, such as our innovative new product line for small business printing; and
•	Provide a workplace conducive to attracting and retaining talented people

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 4

Seasonality of Operations

Demand for photofinishing products is highly seasonal, with a significant proportion of recurring revenues being generated during the Company’s first fiscal (fourth calendar) quarter.  The Company’s limited operating history, coupled with its rapid growth may have overshadowed seasonal or cyclical factors which might have influenced business to date.  Due to the seasonal nature of our business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

Market Segmentation

The Company has two operating segments that have similar economic characteristics which are aggregated into a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

Revenue by Geographic Region

The Company generates sales from customers around the world, although our primary developed markets are the United States, Canada and the United Kingdom.

During the three and six month periods ended March 31, 2009 and 2008, the percentage of the Company’s revenue earned by geographic segment was as follows:

	Three months Ended		Six Months Ended
	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008

United States	53%	18%	53%	15%
Canada	16%	28%	17%	27%
Total North America	69%	46%	70%	42%

United Kingdom	29%	54%	28%	58%
Other	2%	—%	2%	—%
Total	100%	100%	100%	100%

The increased generation of revenue year on year from the North American market reflects the addition of a number of new customers that began during fiscal 2008.  Revenue from outside North America and the United Kingdom represents the addition of new customers in China and Australia during fiscal 2008 as the Company moved to establish its presence in these fast growing markets.

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 5

Results from Operations: Three months ended March 31, 2009

Revenue

	Three Months Ended	Three Months Ended
Description	March 31, 2009	March 31, 2008	Change	% Change

Transaction fees	$3,525,704	$1,904,819	$1,620,885	85%
Installation fees	893,960	985,073	(91,113)	(9	) %
Membership fees	293,414	155,365	138,049	89%
Professional fees	145,518	119,844	25,674	21%
Archive fees	156,445	94,398	62,047	66%
Total	$5,015,041	$3,259,499	$1,755,542	54%

Revenues for the second quarter of fiscal 2009 were $5,015,041 or 54% greater than in the same period of fiscal 2008, the largest driver of which was transaction revenue which increased 85% to $3,525,704.

Transaction fees represented 70% of total revenue for the second quarter of fiscal 2009 compared to 58% in fiscal 2008.  This increase represented the organic growth of existing customers’ year on year and the impact of new customers who were launched on our platform solution later during fiscal 2008.  During the quarter, 2.8 million orders were handled through our platform compared to 1.1 million during the second quarter of fiscal 2008.  On average, approximately 31,000 orders were handled per day during the quarter, compared to 12,000 during the second quarter of 2008.

Installation fees fell by 9% during the second quarter of fiscal 2009 to $893,960. The largest element of these fees come from some of our UK based customers and represents recurring monthly fees that continue for a specified period of time according to individual contracts.  The remainder of fees in this revenue stream comes from work carried out for mostly non-United Kingdom based customers relating to site development, deployment and set up.  This revenue stream can vary depending on requests received from customers and the second quarter of fiscal 2008 saw a number of one-time projects, which were not repeated in fiscal 2009.  The results recorded during the three months ended March 31, 2009 were in line with management’s expectations.

Membership fees, representing monthly fixed fees charged to customers based on the number of locations they have connected to the Company’s platform increased by 89% to $293,414 during the second quarter of fiscal 2009 compared to the second quarter of fiscal 2008, reflecting an increase in the number of customer locations now connected. This is consistent with the figures that were reported during the first quarter of fiscal 2009. The level of quarterly revenue from this source is expected to remain reasonably stable over the next few quarters.

Professional fees have increased by 21% to $145,518 in the second quarter of fiscal 2009 compared to fiscal 2008 primarily as a result of a number of one-off development projects that have been requested by a number of our customers.  The additional revenue earned from these projects has been offset partially by a year on year decrease in e-mail marketing provided by the Company.  While we have seen that e-mail marketing by our retail partners leads to increases in the number of orders placed by their customers and a related increase in transactional fees to us, a number of our customers have chosen to send out email through internal systems now that their customer base has grown.  The Company continues to benefit in transactional fees from any increase in orders placed as a result of these emails.  We expect to continue assisting our customers with their e-mail marketing campaigns in the future, although the level of revenue generated from this source will be dependant on our retail partners’ own internal plans.

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 6

Archive fees, which represent charges made to our customers after the volume of data held on their behalf reaches pre-determined limits, were $156,445 during the quarter.  This is in contrast to the second quarter of fiscal 2008 where these fees totaled $94,398.  This represents a year on year growth of 66%, continuing the trend that has been experienced over the last few quarters.  While the past twelve months has seen revenue from this source grow, our customers remain in charge of the business rules offered to their consumers around storage and therefore future revenue growth in this area could be curtailed should any of our customers stop providing unlimited free storage.

Expenses

	Three Months Ended	Three Months Ended
Description	March 31, 2009	March 31, 2008	Change	% Change

Network delivery	$1,626,251	$1,640,064	$(13,813)	(1	) %
Software development	1,663,081	1,736,938	(73,857)	(4	) %
General and administration	885,094	759,870	125,224	16%
Sales and marketing	302,094	322,133	(20,039)	(6	) %
	4,476,520	4,459,005	17,515	—%

Share-based compensation	496,567	237,458	259,109	109%
Amortization	1,521,834	1,098,961	422,873	38%
Total	$6,494,921	$5,795,424	$699,497	12%

Expenses increased by $699,497 or 12% during the second quarter of fiscal 2009 compared to fiscal 2008, although the majority of this increase related to non-cash expenditures, most notably $422,873 which related to amortization of both property and equipment and intangible assets and share based compensation of $259,109.

Network delivery costs fell slightly during the second quarter of fiscal 2009 compared to the same period of 2008, totaling $1,626,251.  Within network delivery expenses, consistent with the last couple of quarters, an increase was seen in the cost of operating customer support groups on behalf of a number of our retail partners and continues to reflect the increased year on year volume of transactions being processed through their online sites.  This increase was offset however by decreases experienced in a number of areas, namely, the cost of running e-mail marketing campaigns on behalf of our customers, the direct cost of site development and installation and the direct cost of product fulfillment where the Company is responsible for carrying out this service.

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 7

Software development expenses decreased $73,857 or 4% year on year.   The main reasons for the decrease being year on year reductions in personnel resulting in overall reductions in salary, consulting and training costs.  These savings are as a result of the Company working over the past number of quarters to increase the efficiency of the development resource group and to limit the number of external consultants used where ever possible, as they can be more expensive for short-term projects than full time employees.  In addition, the second quarter of fiscal 2008 represented a particularly busy time for the Company as it was in the process of designing and developing a number of significant sites on behalf of customers and as a result, recruitment fees of approximately $70,000 were incurred during that period which were not repeated in fiscal 2009. Staffing requirements are monitored on a regular basis with reference to upcoming projects for new and existing customers, ongoing commitments to maintain current service offerings for existing customers as well as new product development.  Significant steps have been taken over the past twelve months to restructure the internal organization of development resources and to improve efficiency levels.  This has now positioned the Company to meet all current commitments as well as to work on a number of new product developments without having to increase staff numbers.  Future projects from potential new customers or which may be requested from existing customers may require additional resources.  Such projects will only be undertaken should forecasted related revenues justify.

General and administration expenses increased 16% year on year to $885,094.  The major contributors to this increase were increased audit and SOX compliance costs of $102,000. The majority of other expenses in this area did not see any year on year increase and in a number of areas steps have been taken to reduce ongoing costs.  The Company continues to review, on a regular basis, the level of its overheads and whenever possible takes steps to eliminate non-essential expenses.

Sales and marketing expenses fell 6% to $302,094 in the second quarter of fiscal 2009 compared to the same period in 2008.  No additional staff members were added to this department during the current quarter, although costs are slightly greater than those seen in the first quarter of fiscal 2009 as a result of the expense of attending the annual Photo Marketing Association’s North American trade show during March 2009. This annual event provides the Company with the opportunity to meet with a large number of both new and potential customers over a two day period and is a key time to build on ongoing business development initiatives.  During the past twelve months the Company has taken steps to strengthen its sales and marketing efforts in order to drive new business and this will continue into future periods as the Company works towards achieving its long-term strategic goals.

Share-based compensation costs, representing both the cost of the company’s stock options that are issued to employees, directors and consultants of the company and compensation expense associated with shares issued as part of the acquisition of WorksMedia, have increased year on year by 109%.  This increase is in part due to the large number of stock-options that were provided to plan participants at the end of the second quarter of fiscal 2008; the higher relative fair value that was assigned to those options compared to previous options that had been issued; and also as a result of the shares that were issued during March 2009 in connection with the acquisition of WorksMedia.

Amortization expense increased by 38% year on year to $1,521,834.  The amortization charge in this quarter was in line with that seen in the previous couple of quarters and primarily relates to a mixture of both the amortization of intangible assets acquired from Pixology and also items of property and equipment, but was also increased in this quarter as a result of the intangible assets acquired as part of the WorksMedia acquisition.  These new intangible assets which have had a preliminary valuation assigned to them of approximately $2.9 million will be amortized over a three year period, commencing in March 2009.

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 8

Other income and expenses

During the second quarter of 2009, a foreign exchange gain of $58,032 was recorded.  This arose as a result of the favorable movement in exchange rates, specifically the value of the US dollar and UK pound relative to the Canadian dollar.  A significant portion of this gain is unrealized and has been calculated based on the outstanding foreign currency assets and liabilities of the Company at the period end.  Adverse changes in the US dollar or UK pound exchange rates relative to the Canadian dollar prior to the respective assets and liabilities being settled could result in this gain not being realized.

Cash flows

The Company recorded cash inflows from operations of $586,173 during the three months ended March 31, 2009 compared to cash outflows of $1,176,238 during the same period in the prior year.  This year on year improvement is a direct result of the Company strengthening its customer base and operations throughout the last twelve months.  The results were also impacted positively by the successful holiday period between November and December 2008 with money due from customers from that period being received in the current quarter.

During the current quarter, the Company invested $101,506 in items of property and equipment and also made payments of $314,000 in relation to its acquisition of WorksMedia.  These payments were offset by cash balances held by WorksMedia upon acquisition of $208,000.

At March 31, 2009 the Company had cash and cash equivalents of $3,038,539 compared to $2,670,988 at September 30, 2008.

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 9

Results from Operations: Six months ended March 31, 2009

Revenue

	Six Months Ended	Six Months Ended
Description	March 31, 2009	March 31, 2008	Change	% Change

Transaction fees	$9,301,545	$4,923,301	$4,378,244	89%
Installation fees	1,852,692	1,958,136	(105,444)	(5	) %
Membership fees	553,909	325,687	228,222	70%
Professional fees	221,611	256,571	(34,960)	(13	) %
Archive fees	261,617	94,398	167,219	177%
Total	$12,191,374	$7,558,093	$4,633,281	61%

Revenues for the six months ended March 31, 2009 show continued significant growth of 61% over the same period of fiscal 2008 and reached the highest levels ever experienced by the Company at more than $12 million.

Although strong growth has been seen in a number of areas, the most significant element remains the year on year increase in transaction fees which are now up 89% compared to the prior year and represent both continued organic growth of our customers and also the addition of a number of significant new customers over the past twelve months.

Transaction fees represented 76% of total revenue for the six months ended March 31, 2009 compared to 65% during the comparable period in fiscal 2008 and continue to demonstrate how the Company has moved over the past few years to position itself so that it is able to obtain more exposure to the underlying level of transactions experienced by our retail partners.

Installation fees fell by 5% during the first six months of the year, and while a large portion of revenue from this source continues to track at consistent year on year levels through license fees earned from some of our United Kingdom based customers, the number of new sites developed and installed outside of this market has fallen in the current year compared to the activity levels seen during the first half of fiscal 2008.  This is in line with management expectations, but does result in the appearance that revenue from this source is failing to live up to growth levels seen elsewhere.  We would expect that as our relationships with retail customers matures that the level of revenue earned from new installations will experience less growth than other parts of our business, however this revenue stream is largely dependent on our retail partner’s actions and business decisions.

Membership fees, representing monthly fixed fees charged to customers based on the number of locations they have connected to the Company’s platform continue to show strong year on year growth of 70% representing an overall increase in the number of customer locations now connected. The level of quarterly revenue from this source is expected to remain reasonably stable over the next few quarters.

Professional fees have shown an overall decrease of 13% to during the first six months of fiscal 2009 compared to fiscal 2008.  The main reason for this is decrease in the number of e-mail marketing campaigns carried out on behalf of a number of customers as they move to carry out these campaigns internally as opposed to having us carry them out on their behalf.  The decrease seen in this area has, however, been offset by a number of one of development projects which have been carried out for a number of our customers.

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 10

Archive fees, which represent charges made to our customers after the volume of data held on their behalf reaches pre-determined limits have increased by 177% in the first half of fiscal 2009 compared to fiscal 2008.  While the past twelve months has seen revenue from this source grow, our customers remain in charge of the business rules offered to their consumers around storage and therefore future revenue growth in this area could be curtailed should any of our customers stop providing unlimited free storage.

Expenses

	Six Months Ended	Six Months Ended
Description	March 31, 2009	March 31, 2008	Change	% Change

Network delivery	$3,980,655	$3,462,952	$517,703	15%
Software development	3,306,552	3,159,834	146,718	5%
General and administration	1,645,574	1,759,116	(113,542)	(6	) %
Sales and marketing	584,196	566,765	17,431	3%
	9,516,977	8,948,667	568,310	6%

Share-based compensation	949,950	412,921	537,029	130%
Amortization	2,920,862	1,888,618	1,032,244	55%
Total	$13,387,789	$11,250,206	$2,137,583	19%

On an overall basis, expenses increased by $2,137,583, or 19% during the first half of fiscal 2009 compared to the first half of fiscal 2008, although $1,569,273 of this increase was in respect of amortization of both property and equipment and intangible assets and non-cash share-based compensation expense.

Network delivery costs increased $517,703, or 15% during the first half of 2009, with most of this increase arising as a result of establishing a Canadian datacenter in Toronto during the second quarter of fiscal 2008 as well as increased costs associated with offering customer support functions on behalf of a number of customers during the first half of 2009 which was not being done during the first half of fiscal 2008.  These increased costs were slightly offset by year on year decreases in direct costs of fulfilling products and of costs relating to e-mail marketing campaigns.

Software development expenses have increased $146,718 or 5% year on year.   Most of this increase arose from a slight increase during the first few months of the fiscal year in staff costs as a number of projects were completed on behalf of customers.  Staffing requirements are monitored on a regular basis with reference to upcoming projects for new and existing customers, ongoing commitments to maintain current service offerings for existing customers as well as new product development. In addition, steps have recently been taken to reduce the level of development headcount at our United Kingdom operations which should result in significant cost savings in this area in future periods.

General and administration expenses have decreased by 6% or $113,542 during the first half of fiscal 2009 compared to the first half of fiscal 2008.  Audit and SOX compliance costs increased by $196,000 during this period, however outside of these costs, steps have been taken to reduce overhead costs wherever possible and to eliminate non-essential expenses entirely.

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 11

Sales and marketing expenses increased by 3% during the first half of fiscal 2009 compared to the first half of fiscal 2008.  The majority of this increase came from additional travel and resource costs as a result of the reallocation of existing employees from other departments of the Company.  These additional resources now focus their full time attention on customer account management, working with existing customers to develop strategies for increasing revenues as well as on identifying and obtaining new business.

Share-based compensation costs, representing both the cost of the company’s stock options that are issued to employees, directors and consultants of the company and compensation expense associated with shares issued as part of the acquisition of WorksMedia, have increased year on year by 130%.  This increase is in part due to the large number of stock-options that were provided to plan participants at the end of the second quarter of fiscal 2008 (which included 225,000 options granted to new employees as a result of the acquisition of WorksMedia); the higher relative fair value that was assigned to those options compared to previous options that had been issued; and also as a result of the shares that were issued during March 2009 in connection with the acquisition of WorksMedia.

Amortization increased by 55% year on year to $2,920,862.  The amortization charge for the year to date is in line with that seen towards the end of fiscal 2008 and primarily relates to a mixture of both the amortization of intangible assets acquired from Pixology and also items of property and equipment, but was also increased in this quarter as a result of the intangible assets acquired as part of the WorksMedia acquisition.  These new intangible assets which have had a preliminary valuation assigned to them of approximately $2.9 million will be amortized over a three year period, commencing in March 2009.

Other income and expenses

During the six months ended March 31, 2009, a foreign exchange gain of $772,318 was recorded.  This arose as a result of the favorable movement in exchange rates, specifically the value of the US dollar and UK pound relative to the Canadian dollar.  A significant portion of this gain is unrealized and has been calculated based on the outstanding foreign currency assets and liabilities of the Company at the period end.  Adverse changes in the US dollar or UK pound exchange rates relative to the Canadian dollar prior to the respective assets and liabilities being settled could result in this gain not being realized.

Cash flows – Six months ended March 31, 2009

The Company recorded cash inflows from operations of $2,815,972 during the six months ended March 31, 2009 compared to cash outflows of $1,288,984 during the same period in the prior year.  This year on year improvement reflects the strong position the Company now holds in the market place and the expanded customer base that is now secured.  In addition, it demonstrates the successful scaling of the business in size as revenues grow and costs remain constant.

During the first half of the year, the Company invested $1,658,969 in items of property and equipment as it acquired additional storage and supporting equipment to ensure there was more than sufficient capacity available to handle the busy holiday season at the end of calendar 2008.

Cash flows to service financing requirements were $160,000 during the first half of the year, reflecting payments made against capital lease obligations.

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 12

The company is committed to making cash payments of approximately $160,000 per month until March 2010 under the terms entered into to acquire WorksMedia.  These payments will be seen impacting cash flows in future periods.

Contingencies and commitments

As of May 13, 2009, there were no legal proceedings material to the Company to which the Company or its subsidiaries are a party, or to which their property is subject, nor to the best of the knowledge of management, are any such legal proceedings contemplated.

At March 31, 2009, the Company did not have any commitments to purchase items of equipment.

With the exception of the acquisition of WorksMedia Limited which occurred in March 2009 and gave rise to a commitment to make payments equalling $2,100,000 over a twelve month period commencing on the date of acquisition, the contractual obligations and payments due for each of the next three years have not materially changed from the Management’s Discussion and Analysis presented in the 2008 Annual Report.

Acquisition of WorksMedia Limited

On March 10, 2009, the Company completed it’s acquisition of WorksMedia Limited (“WorksMedia”), a private company incorporated in England and Wales and a provider of photo kiosk and desktop photography software.

In consideration for the shares of WorksMedia, the Company will pay the vendors the Sterling equivalent of $2.1 million based upon the exchange rate published by the Bank of England on February 25, 2009, in 13 equal monthly installments (the “Cash Payment”(s)), with the first installment of $161,538.46 having been paid on closing and issue 750,000 common shares of the Company.  All of these common shares issued as part of the acquisition have been placed in escrow and will be released in three (3) equal installments of 250,000 common shares on March 10, 2010, 2011 and 2012 pursuant to an escrow agreement among the Company, the vendors and the Company’s counsel (the “Escrow Agreement”).  The shares will be released to the previous shareholder’s of WorksMedia in direct proportion to their shareholding in that company immediately prior to the acquisition taking place, however, as part of the share purchase agreement entered into between the Company and the vendors, in order to receive their portion of the share consideration, three of the vendors (the “Principal Vendors”), who collectively controlled 71.40% of WorksMedia prior to acquisition, will be required to remain in the employment of the Company post-acquisition.  If a Principal Vendor chooses to terminate their employment with the Company prior to the release of the shares from escrow, that Principal Vendor will immediately forfeit his right to his proportion of the shares and those shares will then be returned to the Company and cancelled.

Of the 750,000 common shares issued as part of the acquisition, 214,500 (28.6%) have been included as part of the purchase consideration while the remaining 535,500 (71.4%) which will only be released from escrow upon the continued employment of the Principal Vendors will be treated as compensation expense of those vendors and will be expensed to the statement of loss over the three year period ending March 10, 2012 at an approximate amount of $72,000 per quarter.

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 13

The 214,500 common shares issued were assigned a fair value of $1.40 per share using the average closing price of the Company’s common shares over a five day period both before and after February 25, 2009, the announcement date of the acquisition, and after taking into consideration; the escrow agreement in place that restricts the issuance over a three year period and the liquidity risks associated with the number of shares issued.

The 535,500 common shares issued which will be released from escrow subject to the continuing employment of the Principal Vendors have been valued using a Black-Scholes option-pricing model, using the following assumptions: Expected life of 1 to 3 years, interest rate of 1.27%, volatility of 65%, dividend yield of 0% and exercise price of $nil.  Using these assumptions, the fair value of each share was calculated to be $1.63.

Share issuance costs of $7,813 have been recorded against the issuance of the 750,000 common shares.

If the Company fails to make a Cash Payment, the vendors will have the right to the return of the WorksMedia business, and will retain all Cash Payments made and PhotoChannel shares issued to the vendors in connection with the acquisition.  The Cash Payments are secured by a debenture over all of the assets of WorksMedia in favour of the vendors.  As additional security for the balance of the cash portion of the consideration, all of the shares of WorksMedia have been placed in escrow with the vendors’ solicitor pursuant to a business escrow agreement among the Company, the vendors and the vendor’s solicitor (the “Business Escrow Agreement”).  The shares of WorksMedia will remain in escrow with the vendor’s Solicitor until all of the Cash Payments have been made, at which point the WorksMedia shares will be released from escrow to the Company.  If there is a confirmed default in Cash Payment by the Company, the WorksMedia shares will be returned to the vendors, at the vendors’ election.  The vendors will be entitled to retain all Cash Payments made and shares issued to them before the WorksMedia shares are released to them under the Business Escrow Agreement.

In addition, as further consideration for the acquisition, the share purchase agreement provides for the issuance of up to an additional 900,000 common shares of the Company to the vendors over a period of three years from closing (the “Contingent Consideration”).  The amount of Contingent Consideration to be issued is based on specific pre-determined annual performance targets.

Transaction costs of $221,443 were incurred with respect to the acquisition and have been included as part of the purchase price.

The preliminary purchase price allocation summarizing the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

Cash and cash equivalents	$208,597
Other current assets	451,093
Property and equipment	44,048
Intangible assets – Customer contracts	944,000
Intangible assets – acquired software	1,964,000
Current liabilities	(649,965)
$2,961,773

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 14

As a result of a portion of the 750,000 shares issued upon acquisition being treated as compensation expense, as opposed to purchase consideration, the preliminary estimated fair value of the assets acquired and liabilities assumed at the date of acquisition resulted in an amount of negative goodwill being identified of $430,437.  As the terms of the share purchase agreement provide for additional contingent consideration to be issued to the vendors, subject to meeting pre-determined annual performance targets an amount equal to lesser of the maximum amount of possible contingent consideration and the calculated amount of negative goodwill has been recognized and recorded as a liability with the offsetting entry effectively eliminating the negative goodwill balance.  As the contingency is resolved, this liability will be eliminated.  Any resulting excess of the fair value of the contingent consideration issued over the amount initially recognized will be recorded as an additional cost of purchase and any shortfall in the fair value of the contingent consideration issued compared to the amount initially recognized as an extraordinary gain.

Intangible assets acquired will be amortized over a three year period, commencing March 2009.

The preliminary purchase price allocation is based on initial calculations by management of the fair value of assets and liabilities as of the date of acquisition.  The final purchase price allocation is dependent on the finalization of valuations of certain intangible assets acquired.  Management expects to complete these valuations during the third quarter of fiscal 2009.

Any final adjustment may change the purchase price allocation, which could materially affect the residual value attributed to goodwill.  None of the goodwill arising on the acquisition of WorksMedia is deductible for tax purposes.

Liquidity and capital resources

As at March 31, 2009, the Company had negative working capital of $3,583,762, compared to negative working capital of $2,477,913 as at September 30, 2008.  The cash and cash equivalents on hand, at March 31, 2008 were $3,038,539.

Although the Company’s working capital position has worsened during the three months ended December 31, 2008, $1,830,458 relates to the remaining cash element of the purchase price of WorksMedia which is to be settled by making monthly payments of approximately $160,000 until March 2010.  Management have prepared a detailed plan covering this period and beyond and are confident that should those plans be met, there will be little impact on the Company’s operations as a result of making those payments.  Management also expect that over the course of the next twelve months, that WorksMedia will contribute positive cash flows which will strengthen the group’s balance sheet.  There is however, no assurance that the Company will succeed in meeting its plans and should this happen, the impact on the business could be significant.

Excluding the amounts due in relation to the WorksMedia acquisition, the Company’s net working capital position has improved by $724,609 during the six months ending March 31, 2009.   The significant investment made during fiscal 2008 towards our future operations through both the purchase of capital assets and the employment of development staff means however that the level of our current liabilities still remains greater than our current assets. As the significant development activities undertaken during fiscal 2008 are now complete and the customer focused projects have begun generating revenue, operating results are expected to continue to show year on year improvement throughout the remainder of 2009.  Historically, the second quarter of the Company’s fiscal year has shown the lowest level of activity and the current year is no exception.  Throughout this period however, the Company was able to generate positive cashflows from operations.  Providing seasonal trends that have been experienced in the past continue throughout the current year, the Company’s third fiscal period is expected to show signs of increased activity compared to the second quarter.  Despite this, the Company continues to closely manage its cash resources.

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 15

At March 31, 2009, the Company has a short-term loan facility of £1,000,000 of which £500,000 has been drawn and a capital lease obligation of $705,532 which is due for repayment over the next two fiscal years. The Company currently settles its financial obligations out of cash and cash equivalents, however, the ability to do this relies on the Company collecting its accounts receivable in a timely manner and maintaining sufficient cash on hand.

Management has carefully considered the Company’s current financial situation and is confident, that following on from the major investments made during fiscal 2008, it is now in a position to begin realizing improved results on an ongoing basis.  A number of significant new customers were obtained and launched during 2008.  These new customers are now generating revenue each month and the level of development resources required to service them has decreased significantly.  Management has prepared a detailed plan which covers the period through the end of fiscal 2009 and beyond.  This plan shows a continued emphasis on improving the quality of the products offered to retail partners and their customers with the aim of driving continued strong organic growth, whilst simultaneously focusing on cost control measures which will result in improved operating results.  The projections prepared as part of this plan are based on estimates regarding expected future revenues and costs that include:

o	Continued organic growth of existing customers
o	Continued efforts on behalf of our retail customers to promote their online photo sites
o	Managing the organic growth of the business without growing the size of our development team
o	A reduction in ongoing operating costs of our UK operations

A change in any of these factors may result in our financial position weakening which in turn could lead Management to amend their longer-term strategic priorities.

The Company’s ability to meet its plans is also dependent upon its continued ability to continue to generate revenues sufficient to cover its operating costs and capital requirements in an industry that is characterized by rapid technological change.  There is no assurance that the Company will be successful in achieving these objectives.

Although the global economy, and in particular the economic conditions in both North America and the United Kingdom, our two most significant markets, has suffered a significant downturn in recent months, with consumer confidence being reported to be at record lows,  the Company has not, to date, experienced any decline in consumer purchasing through its hosted websites.  Further weakening of global economic conditions could impact the achievement of management’s plans to the extent that our retail partners are negatively impacted, resulting in an overall decline of printed photographs and gift products.

In past years, the Company has relied on its ability to raise additional financing through the sale of common shares in order to fund its rapid expansion and growth plans.  The recent problems seen in the global credit markets has resulted in a drastic reduction in the ability of companies to raise capital through the public markets and while management does not plan on raising any additional funds, should circumstances change in the future, its ability to do so may be impaired.

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 16

The Company manages liquidity risk through ongoing review of accounts receivable balances and the following up of amounts past due and the management of its cash and cash equivalents and their allocation between cash on hand and short-term deposit.

Related Party Transactions

Included in accounts receivable at March 31, 2009 is $18,653, comprising the principal amount and accrued interest outstanding on a loan granted to an Officer during the year ended September 30, 2008. This loan falls due for repayment within one year from the date of issue.  At September 30, 2008, an amount of $18,014 was due with respect to this loan.

During the three month period ended March 31, 2009, the Company incurred legal fees of $55,379 (period ended March 31, 2008 - $43,409) for services provided by a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at March 31, 2009 included $15,582 (September 30, 2008 $23,217) related to these services.

During the three month period ended March 31, 2009, the Company used the services of a professional design and marketing consultancy company incurring charges of $18,425 (period ending March 31, 2008 - $13,700) of which a director of the Company is Chairman and Chief Executive Officer.  Accounts payable and accrued liabilities at March 31, 2009 included $5,198 (September 30, 2008 - $9,844) related to these services.  The amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

During the year-ended September 30, 2008, the Company was provided with an unsecured loan from a Director and Officer totaling £500,000.  The loan, which is denominated in Sterling bears interest at a rate equal to the Bank of England base rate, plus 3.2% and falls due for repayment on May 15, 2009. At March 31, 2009, the total amount, including interest of this loan balance was $937,169.  During the three month period ended March 31, 2009, interest expense of $9,941 was recorded relating to this loan.  Subsequent to March 31, 2009, the terms of this loan were renegotiated.  In future periods, the outstanding loan will bear interest at a rate equal to the Bank of England base rate, plus 3.75% and falls due for repayment on May 15, 2010.

Financial instruments

The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable.   The Company aims to protect its cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom.  The Company’s cash equivalents consist primarily of deposit investments with commercial banks in the United Kingdom.  Of the amounts held with financial institutions on deposit, $213,811 is covered by either the Financial Services Compensation Scheme in the United Kingdom or the Canada Deposit Insurance Corporation, leaving $2,724,728 at risk should the financial institutions with which the deposits are held cease trading.

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 17

The Company's accounts receivable are all from large, well-known retailers primarily located in Canada, the United States and the United Kingdom.  Credit risk from accounts receivable encompasses the default risk of retail customers.  The Company manages its exposure to credit risk by only working with larger, reputable companies and prior to accepting new customers; the Company assesses the risk of default associated with a particular company.  In addition, on an ongoing basis, management monitors the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be significant.  The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At March 31, 2009, two customers accounted for more than 10% of total trade accounts receivable (September 30, 2008 – four customers).

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage.  Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms.  At March 31, 2009, the Company had a provision for doubtful accounts of $145,000 (September 30, 2008 - $145,000) which was made against trade accounts receivable in excess of twelve months old and where collection efforts to date have been unsuccessful.  All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom.  The Company is not aware of any information suggesting that the collectability of these amounts is in doubt.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due.

At March 31, 2009, the Company has a short-term credit facility of £1,000,000 ($1,776,000), of which £500,000 ($888,000) had been drawn at March 31, 2009 and has utilized a capital lease to acquire items of equipment. The lease obligation that remained outstanding at March 31, 2009 was $705,532.  The Company uses this short-term loan facility and cash and cash equivalents to settle its financial obligations as they fall due.  The ability to do this relies on the Company collecting its accounts receivables in a timely manner and by maintaining sufficient cash on hand.

Traditionally, the quarter ended March 31 each year is the quietest quarter for the Company with fewer end consumers purchasing photo related products.  Despite this, the Company continued to generate positive cash from operations, building on its strong first quarter.  The additional cash generated throughout the six month period ended March 31, 2009 has resulted in a strengthening of the balance sheet position from that seen at September 30, 2008.

At March 31, 2009, the Company’s accounts payable and accrued liabilities were $7,740,961, of which $5,030,042 are denominated in UK£, all of which fall due for payment within normal terms of trade which is generally between 30 and 60 days.

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 18

The Company manages liquidity risk through the ongoing review of accounts receivable balances and the following up of amounts past due and the management of its cash and cash equivalents and their allocation between cash on hand and short-term deposit.

Market risk

Market risk is the risk to the Company that the fair value or future cash flows of financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company generating revenues and incurring expenses in foreign currencies, holding cash and cash equivalents which earn interest and having operations based in the United Kingdom in the form of its wholly owned subsidiaries, Pixology and WorksMedia.

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents and its loan payable.  The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are considered in excess of day-to-day requirements on short-term deposit with the Company's banks so that they earn interest.  When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks located in Canada and the United Kingdom and ensures that access to the amounts placed can be obtained on short-notice.

The Company’s loan payable bears interest at a rate based on the United Kingdom Base Rate plus a premium of 3.2%.  The Company does not have in place any financial instruments to mitigate the possible adverse effects of an increase in the underlying Base Rate.

Currency risk

The Company generates revenues and incurs expenses and expenditures primarily in Canada, the United States and the United Kingdom and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks.  The Company does not utilise any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At March 31, 2009, through its wholly owned subsidiaries, the Company had cash and cash equivalents of $1,451,361, accounts receivable of $1,582,874 and accounts payable of $5,030,042 which were denominated in UK £.  In addition, at March 31, 2009, the Company had cash and cash equivalents of $1,229,104, accounts receivable of $1,453,031 and accounts payable of $665,300 which were denominated in US$ as well as a UK £ denominated loan outstanding of $937,169.

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 19

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net earnings for the period which a change in foreign exchange rates or interest rates during the period ended March 31, 2009 would have had.

This sensitivity analysis includes the following assumptions:

•	Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter
•	Changes in market interest rates do not cause a change in foreign exchange rates

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net earnings $

Change of +/- 10% in US$ foreign exchange rate	+/-252,024
Change of +/- 10% in UK£ foreign exchange rate	+/-787,734

A change of 1% in the United Kingdom Base Rate would have an annual impact of approximately $9,400 on the Company’s net loss.

The above results arise primarily as a result of the Company having US$ denominated trade accounts receivable balances, trade accounts payable balances and bank account balances as well as a UK£ denominated loan balance.

Limitations of sensitivity analysis

The above table demonstrates the effect of either a change in foreign exchange rates or interest rates in isolation.  In reality, there is a correlation between the two factors.

Additionally, the financial position of the Company may vary at the time that a change in either of these factors occurs, causing the impact on the Company’s results to differ from that shown above.

Income taxes

Since inception, the Company has sustained significant tax losses on an annual basis and continues to strive to generate sufficient revenues to cover its operating costs in an industry characterized by rapid technological change. In fiscal 2009, given sufficient uncertainty regarding the realization of future income tax assets, and in line with its current accounting practices, the Company determined that it was appropriate to take a full valuation allowance against the future income tax assets, rather than to recognize the future benefit of these assets in the financial statements.

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 20

Condensed quarterly financial information

The following table provides selected quarterly information for our eight most recent quarters. This information is unaudited, but reflects all adjustments of a normal, recurring nature which are, in the opinion of management, necessary to present a fair statement of our results of operations for the periods presented. Quarter-to-quarter comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indicator of future performance.

	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	Jun 30, 2008

Revenue	$5,015,041	$7,176,333	$5,273,502	$4,217,992
Net profit (loss) for the period	(1,475,124)	940,644	(2,714,584)	(2,297,614)
Basic profit (loss) per share	(0.04)	0.03	(0.08)	(0.07)
Fully diluted profit (loss) per share	(0.04)	0.03	(0.08)	(0.07)

	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007	Jun 30, 2007

Revenue	$3,259,499	$4,298,594	$3,399,181	$1,272,962
Net profit (loss) for the period	(2,622,228)	(1,082,600)	(3,677,850)	(1,639,651)
Basic profit (loss) per share	(0.08)	(0.03)	(0.11)	(0.06)
Fully diluted profit (loss) per share	(0.08)	(0.03)	(0.11)	(0.06)

Quarterly revenue breakdown

	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	Jun 30, 2008

Transaction fees	$3,525,704	$5,775,841	$3,905,724	$2,806,146
Installation fees	893,960	958,732	973,011	1,002,267
Membership fees	293,414	260,495	240,456	235,961
Professional fees	145,518	76,093	84,160	127,266
Archive fees	156,445	105,172	70,151	46,352
	$5,015,041	$7,176,333	$5,273,502	$4,217,992

	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007	Jun 30, 2007

Transaction fees	$1,904,819	$3,018,482	$2,252,270	$809,469
Installation fees	985,073	973,063	787,581	151,752
Membership fees	155,365	170,322	199,045	199,395
Professional fees	119,844	136,727	145,286	97,342
Archive fees	94,398	—	14,999	15,004
	$3,259,499	$4,298,594	$3,399,181	$1,272,962

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 21

Outstanding share information

The following table provides outstanding share information for the Company as at March 31, 2009 and May 13, 2009.

	May 13, 2009	Mar 31, 2009

Authorized
Common shares	Unlimited	Unlimited
Preferred shares	Unlimited	Unlimited

Issued and outstanding
Common shares	34,243,182	34,243,182
Preferred shares	—	—

Options
Outstanding	3,377,513	3,380,525
Exercisable	2,517,340	2,320,636

Changes in accounting policies

During the six month period ended March 31, 2009, the Company adopted a number of new accounting standards.

General Standards of Financial Statement Presentation

Effective October 1, 2008, the Company adopted the amendments included in the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 1400, General Standards of Financial Statement Presentation. The amendments to this section include additional requirements to assess and disclose an entity’s ability to continue as a going concern. Upon adoption of the amendments to this standard, the revised guidance was followed during the preparation of note 1 ‘Nature of operations and going concern’ to these financial statements.  The adoption of the revisions had no impact on the Company’s operating results or financial position.

Goodwill and Intangible Assets

On October 1, 2008, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets which replaced Handbook Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs.  This revision aligned Canadian GAAP with IFRS and established standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The adoption of this standard has had no impact on the Company’s consolidated financial statements.

Credit risk and the fair value of financial assets and liabilities

Effective January 1, 2009, the Company adopted EIC 173, “Credit risk and the fair value of financial assets and liabilities”.  This EIC considers whether an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities for presentation and disclosure purposes.  The adoption of this EIC has had no impact on the Company’s consolidated financial statements.

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 22

Recent Canadian GAAP pronouncements

CICA Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests

In January 2008, the CICA issued Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.  These sections replace the former CICA Handbook Section 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary.  These sections also provide the Canadian equivalent to IFRS 3, Business Combinations and IAS 27, Consolidated and Separate Financial Statements.

CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

Management is currently in the process of determining the impact of these standards on the Company’s consolidated financial statements.

Recent US GAAP pronouncements

FASB 157 – Fair Value Measurements

In September 2006, FASB released FAS 157, “Fair Value Measurements” (“FAS 157”). FAS 157 is effective for fiscal years beginning after November 15, 2007, which is the year ending September 30, 2009 for the Company. FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. In November 2007, FASB agreed to a one-year deferral associated with the effective date for nonfinancial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis. The Company is currently assessing the deferred portion of the pronouncement. As of October 1, 2008, the Company has adopted FAS 157 for the fair value measurement of recurring items.

FASB 141(R) – Business Combinations

In December 2007, the FASB issued FAS No. 141(R), Business Combinations ("FAS 141(R)”). FAS 141(R) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. FAS 141(R) also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for the Company in fiscal years beginning October 1, 2009. This standard will only be applicable to acquisitions after October 1, 2009. The Company has not yet evaluated this statement for the future impact of FAS 141(R).

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 23

FSP FAS 141 (R) – 1, Accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies

FSP FAS 141 (R) – 1 amends and clarifies FAS 141 (R), Business Combinations, to address application issues raised with respect to initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  FAS 141 (R) – 1 is effective for the Company in fiscal years beginning October 1, 2009 and will only be applicable to acquisitions after October 1, 2009.  The Company has not yet evaluated this statement for the future impact of FAS 141(R).

FSP FAS 142 (R) – 3, Determination of the useful life of intangible assets

FSP FAS 142 (R) – 3, amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, Goodwill and Other Intangible Assets.  FSP FAS 142 (R) – 2, is effective for the Company in fiscal years beginning October 1, 2009.  The Company has not yet evaluated this statement for the future impact of FAS 141(R).

FASB 160 – Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB issued FAS No. 160, Non-controlling Interests in Consolidated Financial Statements.  FAS 160 requires ownership interests in subsidiaries held by other parties to be classified as equity in the consolidated financial statements and changes in ownership interests in a subsidiary to be accounted for as equity transactions. Deconsolidation of a subsidiary is to be accounted for at fair value.  FAS 160 is applicable for fiscal years beginning on or after December 15, 2008 on a prospective basis, except for the presentation and disclosure requirements which are to be applied to all periods presented.  The Company does not currently have any partially owned subsidiaries and does not expect, based on its current structure, the adoption to have any significant impact.

FASB 162 – The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP).  The guidance in FAS 162 replaces that prescribed in Statement on Auditing Standards (SAS) No. 69, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles and becomes effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.  The Company does not expect the adoption of FAS No. 162 to have a significant impact on its consolidated financial position and results of operations.

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 24

FASB Staff Position 142-3, Determination of the Useful Life of Intangible Assets

This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), Business Combinations, and other U.S. generally accepted accounting principles (GAAP).

This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited.  The guidance for determining the useful life of a recognized intangible asset in paragraphs 7–11 of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements in paragraphs 13–15 shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date.

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board confirmed that International Financial Reporting Standards will replace Canada’s current generally accepted accounting principles for publicly accountable profit-oriented enterprises for interim and annual financial statements effective January 1, 2011.  The Company is presently considering the effect these standards will have on its financial statements.

Critical accounting estimates

PhotoChannel prepares its financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based upon historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an ongoing basis and form the basis for making judgments regarding the carrying values of assets and liabilities and the reported amount of revenues and expenses. Actual results may differ from these estimates under different assumptions.

Stock-based compensation

The Company grants stock options to directors, employees and consultants of the Company as an element of compensation. The cost of the service received as consideration is measured based on an estimate of fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. On exercise of stock options, consideration received together with the compensation expense previously recorded to contributed surplus is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option.

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 25

Goodwill and intangible assets

Intangible assets acquired both individually or with a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values. Intangible assets with finite useful lives are amortized over their estimated useful lives. The amortization methods and estimated useful lives of intangible assets are reviewed annually. Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss would be recognized in income for the excess, if any.

Intangible assets with finite useful lives, including acquired software and customer relationships, are amortized over their estimated useful lives of three years.

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination. Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill of the reporting unit is considered to be impaired when the carrying amount of the reporting unit exceeds its fair value. An impairment loss, if any, is recognized as a separate line item in the statement of earnings.

The process of determining the nature and amount of the individual intangible assets and for carrying out annual impairment tests, calls for considerable use of judgment, and requires all parties involved to make estimates and assumptions regarding future cash flow projections, future operating costs and appropriate discount rates to be used in the calculations. These determinations impact the amount that is initially recorded as goodwill or other intangible assets and the amortization expense to be recognized in future periods over the estimated useful lives of the intangible assets. Changes in estimates and assumptions can affect the reported value of goodwill and other intangible assets with indefinite useful lives.

Future income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the tax basis of assets and liabilities and their respective reported amounts, and tax losses carried forward. The resulting changes in the net future income tax asset or liability are included in income. Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income when a change in tax rates is substantively enacted. Future income tax assets are evaluated periodically and if realization is not considered “more likely than not” a valuation allowance is provided.

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 26

At the end of the Company’s latest fiscal year, it had non-capital losses for Canadian tax purposes of approximately $17,665,000 that are available for carry forward to reduce taxable income in future years.  In addition, the Company had $23,975,000 (£12,706,000) of losses for tax purposes in the United Kingdom which are available to reduce taxable income in future periods.  The Company believes there is sufficient uncertainty regarding the realization of future income tax assets such that a full valuation allowance is appropriate.

Business risks

PhotoChannel is subject to various risks and uncertainties that can significantly affect its financial performance. Key risks include the following:

Market and competition

There are inherent risks in the market for technological solutions. With the recent mass acceptance of the digital camera and camera cellular phone, the photography industry is quickly moving to employ an online technology, such as that offered by the Company. PhotoChannel’s primary competition consists of very large, established corporations which can afford to meet the ever changing demands of this marketplace. To the extent that PhotoChannel does not have, or cannot continue to raise, the funds necessary to expand its market offering or to penetrate this market in a timely and cost effective manner, or achieve cost-effective pricing for its services, the Company’s business growth could be adversely affected.

Changes in technology

The markets in which PhotoChannel operates are characterized by changing technology and evolving industry standards. The Company’s ability to anticipate changes in technology, technical standards and service offerings is a significant factor in its ability to compete or expand into new markets. With limited experience in meeting customer requirements, there can be no assurance that the Company will be successful in continuing to identify, develop and market service offerings that will respond to technological change, evolving standards or individual customer standards and requirements.

Dependence on key people

PhotoChannel’s growth and continued success depend on its ability to attract, retain, train and motivate highly skilled people. There can be significant competition for such people. There can be no assurance that the Company can retain its current key employees or attract and retain additional employees as needed. The loss of certain key employees could have an adverse impact upon the Company’s growth, business and profitability.

Potential for liability

There is a risk that the Company’s systems may contain errors or defects or fail to perform. The Company currently contractually limits its liability for damages arising from its provision of services. While this is true of the vast majority of the Company’s contracts today, such limitations of liability may not have been included in all of the Company’s contractual arrangements in the past. Where such limitations have been included, there can be no assurance that they will be enforceable in all circumstances and will protect the Company from liability for damages. Furthermore, litigation regardless of contracts could result in substantial cost to the Company, divert management’s attention and resources from the Company’s operation, and result in negative publicity that may impair the Company’s ongoing marketing efforts.

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 27

Currency exchange risk

The Company has customers in the United States and the United Kingdom and is therefore exposed to fluctuations in the value of the U.S. dollar and U.K. pound against the Canadian dollar. At this time the Company does not employ a hedge program. However, if there is a material change in circumstances and if the Company’s expansion into either the U.S. or U.K. marketplaces place results in either a significant increase in revenues or expenses, then the level of the Company’s risks to changes in the exchange rate could become important. Monetary assets and liabilities denominated in a currency that is not the primary or functional currency of the related subsidiary are translated to the functional currency of the subsidiary at the rate of exchange in effect at the balance sheet date with any resulting gain or loss included in the statement of loss. The Company translates the assets and liabilities of self-sustaining foreign operations to Canadian dollars at the rate of exchange prevailing at the balance sheet dates. Gains and losses resulting from these translation adjustments for self-sustaining foreign operations are recorded in accumulated other comprehensive income, a component of shareholders’ equity, until there is a realized reduction in the net investment in the foreign operation.

Management’s statement of responsibility

The consolidated financial statements contained in this report have been prepared by management in accordance with generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of the consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in this report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management maintains a system of internal accounting controls to provide reasonable assurance that the Company’s assets are safeguarded and accounted for, and to facilitate the preparation of relevant, reliable, and timely financial information. Where necessary, management uses its best judgment to make estimates required to ensure fair and consistent presentation of this information.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 28

Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in our internal control over financial reporting during the Company’s second quarter of fiscal 2009, ended March 31, 2009 that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and exercises this responsibility principally through the Audit Committee. The Audit Committee includes four directors, three of whom are not involved in the daily operations of the Company. The functions of the Audit Committee are to review the quarterly and annual consolidated financial statements; review the adequacy of the system of internal controls; review any relevant accounting, financial and security regulatory matters; and recommend the appointment of external auditors.

Forward looking statements

This Management’s discussion and analysis contains statements about expected future events and financial and operating results of PhotoChannel Networks Inc. that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. These forward-looking statements are based on current expectations. There is substantial risk that forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on the Company’s forward-looking statements as a number of factors including, but not limited to, changes in the market for our services, changes in the economy, increasing competition in our market, the risk of loss of current customers, risks related to changes in technology, employee retention, inability to deliver on contracts, failure of customers to adequately market the online photo-finishing services they provide, foreign exchange, and risks with respect to our financial capacity could cause actual future results, conditions, actions or events to differ materially from targets, expectations, estimates or intentions expressed in the forward-looking statements; many of which are beyond the Company’s control.

Future events and results may vary significantly from what the Company currently foresees. We are under no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section entitled “Business Risks”.

Additional information

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov/edgar.shtml.

PhotoChannel Networks Inc. Management’s Discussion and Analysis For the Period Ended March 31, 2009	Page 29

News Release	FOR IMMEDIATE RELEASE

PhotoChannel Networks Announces Strong Second Quarter Results

Revenue up 54% Over Same Quarter Last Year, Non-GAAP Profit of $543,278

VANCOUVER, BC – May 13th, 2009 - PhotoChannel Networks Inc. (TSX–V: PN; OTCBB: PNWIF), (“PNI Digital Media” or “PNI”), the leading innovator in digital photography and media solutions for retailers, announced strong revenue and record average daily order volumes for its second quarter of Fiscal Year 2009 for the period ending March 31st, 2009.

The company’s second quarter results will be discussed on a conference call on May 13th, 2009 at 4:30pm ET, 1:30pm PT. To access the conference call, investors should dial 888-300-8196 or 647-427-3426 and quote ID No. #97666512. Please call 10 minutes prior to the scheduled start time. PhotoChannel will also offer a live and archived webcast, available at the company's website http://www.photochannel.com/webcast.

All amounts are expressed in Canadian dollars.  The following discussion is qualified in its entirety by reference to the company’s financial statements and accompanying management discussion and analysis, which are accessible on the SEC’S website at www.sec.gov/edgar.shtml and on SEDAR at www.sedar.com.

“The second quarter of our Fiscal Year is always the most seasonally challenging, but we are pleased with our performance this year and the continued growth of our average daily order volume,” says Kyle Hall, Chief Executive Officer of PhotoChannel.  “We generated over $500,000 of cash from operations for our slowest quarter of the year and have now recorded a year to date total of $3.3 million in non-GAAP net profit. Furthermore, operating expenses, which include SG&A, Development and Network Delivery declined 11% sequentially from last quarter. I’m satisfied our drive to increase sales and profitability while keeping expenses stable is continuing as we have planned.”

Second Quarter Financial Highlights

•	Total revenues for the quarter of $5,015,041 compared to $3,259,499 for the second quarter of 2008.

•	Transactional revenue of $3,525,704, representing an 85% increase year on year.

•	Transaction fees representing 70% of total revenue during the quarter vs. 58% during the second quarter of fiscal 2008.

•	GAAP net loss for the quarter of $1,475,124 compared to $2,622,228 for the same period of fiscal 2008.

•
Non-GAAP net profit for the quarter (defined as net loss less amortization and share-based compensation expense) of $543,278, compared to a non-GAAP net loss of $1,285,808 in the second quarter of 2008.

•	Net loss per Share of ($0.04) for the quarter, vs. ($0.08) for the comparable period in Fiscal 2008

•
Non-GAAP adjusted Earnings per share (EPS), defined as net profit, excluding amortization and share-based compensation expense, of $0.02 compared to a Non-GAAP adjusted net loss per share of ($0.04) for the comparable period for Fiscal 2008.

News Release	FOR IMMEDIATE RELEASE

Operational Highlights and Subsequent Events

•	2.8 million orders transacted during the quarter, compared to 1.1 million in the second quarter of 2008.

•	Average daily order volume handled during the quarter of approximately 31,000 orders, a 156% increase year on year.

Additional Highlights from the Quarter:

•	Announced on February 18, 2009, the launch of the PNI Open Access Project, allowing non-PhotoChannel customers to take advantage of and utilize the power of the PNI Digital Media Platform

•	Announced on March 11, 2009 the closing of the acquisition of WorksMedia Limited.

•
Announced on March 11, 2009 the signing of a license agreement with Psi Digital Solutions, granting them the exclusive right to further develop, market and sub-license the IRISS red-eye removal technology.

Recent Accomplishments:

•
Announced on April 29, 2009, PNI has been selected by Fred Meyer and King Soopers (both Kroger companies) to deliver their next generation online photo site and kiosk.  PNI will deliver two new photo sites branded for Fred Meyer and King Soopers as well as over 700 Connected Kiosk software deployments. The Connected Kiosk software is the latest version of the kiosk software recently acquired with the purchase of Works Imaging, now integrated to the PNI Platform.  Besides providing 1-hour print capabilities, both the online site and the Connected Kiosks will be fully outfitted with a large selection of gift products. The new services will start being deployed in the current quarter.

•

News Release	FOR IMMEDIATE RELEASE

PhotoChannel Networks Inc.
Consolidated Balance Sheets
Unaudited – Prepared by Management
(Expressed in Canadian dollars)

	March 31, 2009	September 30, 2008

Assets

Current assets
Cash and cash equivalents	$3,038,539	$2,670,988
Accounts receivable (note 7)	4,419,964	4,019,286
Prepaid expenses and other current assets	574,284	430,616
	8,032,787	7,120,890

Property and equipment	7,101,314	6,786,650
Deferred expenses	—	52,882
Intangible assets	6,430,442	5,164,492
Goodwill	1,470,790	1,498,539
	$23,035,333	$20,623,453

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$7,810,936	$7,480,800
Purchase consideration payable (note 5)	1,830,458	—
Current portion of deferred revenue	547,914	658,045
Current portion of capital lease obligations	490,072	490,072
Loan payable	937,169	969,886
	11,616,549	9,598,803

Deferred revenue	163,536	363,108
Long-term portion of capital lease obligations	215,460	375,875
Contingent consideration (note 5)	430,437	—
Asset retirement obligations	21,610	22,009
	12,447,592	10,359,795

Shareholders’ Equity (note 8)

Share capital	$66,017,456	$65,614,347
Warrants	—	4,961,826
Contributed surplus	17,455,022	11,611,165
	83,472,478	82,187,338

Deficit	(71,301,628)	(70,767,148)

Accumulated other comprehensive loss	(1,583,109)	(1,156,532)
	(72,884,737)	(71,923,680)

	10,587,741	10,263,658
	$23,035,333	$20,623,453

News Release	FOR IMMEDIATE RELEASE

PhotoChannel Networks Inc.
Consolidated Statements of Loss and Comprehensive Loss
Unaudited – Prepared by Management
(Expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008

Revenue (note 10)	$5,015,041	$3,259,499	$12,191,374	$7,558,093

Expenses
Network delivery	1,641,783	1,644,677	4,013,577	3,467,794
Software development	1,843,612	1,823,038	3,654,568	3,317,074
General and administration	1,141,451	877,011	2,129,677	1,954,740
Sales and marketing	346,241	351,737	669,105	621,980
Amortization	1,521,834	1,098,961	2,920,862	1,888,618
	6,494,921	5,795,424	13,387,789	11,250,206

Net loss before the undernoted	(1,479,880)	(2,535,925)	(1,196,415)	(3,692,113)

Foreign exchange gain (loss)	58,032	(147,136)	772,318	(145,674)

Interest income	671	36,839	7,669	111,128

Interest expense – capital lease	(39,858)	—	(84,621)	—

Interest expense - other	(14,089)	(1,747)	(32,706)	(3,910)

Gain (loss) on disposal of property, plant & equipment	—	25,741	(725)	25,741
	4,756	(86,303)	661,935	(12,715)

Net loss	(1,475,124)	(2,622,228)	(534,480)	(3,704,828)

Other comprehensive loss:

Unrealized foreign exchange gain (loss) on translation of self sustaining foreign operations (note 8)	31,098	525,776	(426,577)	29,775
Comprehensive loss	$(1,444,026)	$(2,096,452)	$(961,057)	$(3,675,053)

Basic and fully diluted net loss per share	$(0.04)	$(0.08)	$(0.02)	$(0.11)

Weighted average number of common shares outstanding	33,647,765	33,347,087	33,578,203	33,340,411

News Release	FOR IMMEDIATE RELEASE

Non-GAAP Adjusted Profit (Loss) Reconciliation

	Three Months Ended		Six Months Ended
	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008

Net Loss	$(1,475,124)	$(2,622,228)	$(534,480)	$(3,704,828)
Add Back:
Amortization	1,521,834	1,098,961	2,920,862	1,888,618
Share-based compensation expense	496,568	237,459	949,951	412,919
Non-GAAP Adjusted Profit (loss)	$543,278	$(1,285,808)	$3,336,333	$(1,403,291)

Non-GAAP Measures

This release includes references to non-GAAP adjusted Profit (loss) and non-GAAP adjusted Earnings per share data. These non-GAAP measures are not in accordance with, or an alternative for measures prepared in accordance with, generally accepted accounting principles and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles.

PhotoChannel believes that the presentation of certain non-GAAP measures, including non-GAAP adjusted Profit (loss) and non-GAAP adjusted Earnings per share, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operation.

About PNI Digital Media- Founded in 1995, PhotoChannel Networks Inc. (also known as “PNI Digital Media”) operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer ordered digital content, whether from in-store kiosks, online sites or desktop software, with retailers that have on-demand manufacturing capabilities for the production of merchandise such as photos and business documents. PhotoChannel successfully generates millions of transactions each year for retailers and their thousands of locations worldwide. Follow us on Twitter® @PNI_Kyle and @PNI_Yasmin.

For more information please visit www.pnidigitalmedia.com.

Caveat

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties.  PhotoChannel’s actual results could differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml

News Release	FOR IMMEDIATE RELEASE

For Financial Information, Contact:
Simon Bodymore, CFO
(604) 893-8955 ext. 229
sbodymore@pnimedia.com

Investor Information:

Simon Cairns
(604) 893-8955 x409 or
(866) 544-4881
scairns@pnimedia.com

The TSX Venture Exchange has neither approved nor disapproved the information contained in this release.  PhotoChannel relies upon litigation protection for "forward-looking" statements.
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.